Tickrs Clearing LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

For the Fiscal Year Ended June 30, 2025
With Report of Independent Registered Public Accounting Firm

FOR PUBLIC RELEASE

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70658

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/24 AND ENDING 06/30/25

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Tickrs Clearing LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Spectrum Center Drive, Suite 750

(No. and Street)

Irvine	**CA**	**92618**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Colin Lam	**949-326-5717**	**clam@tickrsclearing.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US LLP

(Name – if individual, state last, first, and middle name)

14555 Dallas Parkway, Suite 300	**Dallas**	**TX**	**75254**
(Address)	(City)	(State)	(Zip Code)
10/22/2003		23	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Colin Lam _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Tickrs Clearing LLC _____ , as of 8/28 _____ , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Please See Attached For
California Compliant Jurat.
___(CA Gov't Code 8202) _No_
Notary Public   _28 Aug 2025_

Signature: _____

Title: _____
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

California Jurat

(Calif. Gov't Code 8202)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of **Orange**)

Subscribed and sworn to (or affirmed) before me on this 28th day of Aug., 20 25, by Colin Kishun Lam ——

——,

proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

STEVE OBERLANDER
COMM. #2446998
Notary Public - California
Orange County
My Comm. Expires June 9, 2027
NR01

(Seal)

Signature of Notary Public

012022

Optional Section

Note: California state law does not require this section to be completed either in full or in part. However, any information below may prevent the accidental or fraudulent misuse of this certificate with a document for which the certificate was not originally intended for.

This Certificate Is Attached To A Document (Titled/For The Purpose Of) Oath or Affirmation ——.

The Attached Document Has A Date Of ——.

Additional Information: ______

01.2022

CaliforniaNotarized



Report of Independent Registered Public Accounting Firm

To the Board of Directors
Tickrs Clearing LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tickrs Clearing LLC (the Company) as of June 30, 2025, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

Dallas, Texas
August 28, 2025

We have served as the Company's auditor since 2023.


Tickrs Clearing LLC
Statement of Financial Condition
June 30, 2025


ASSETS

Cash and cash equivalents	$	4,152,392
Cash required to be segregated under federal or other regulations		641,644
Receivable from customers		135,075,701
Receivable from broker-dealers and clearing organizations		451,739
Deposit with clearing organization		267,323
Securities owned		41,500
Other receivables		2,521,303
Prepaid expenses and other assets		169,468
Right-of-use asset		172,172
Furniture and fixtures (net)		85,301
Leasehold improvements (net)		6,941
TOTAL ASSETS	$	143,585,484

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	1,376,001
Payable to customers		528,658
Payable to proprietary accounts of brokers		86,287
Securities loaned		51,240,853
Payable to brokers-dealers and clearing organizations		78,674,673
Operating lease liability		178,290
TOTAL LIABILITIES		132,084,762

MEMBER'S EQUITY

TOTAL MEMBER'S EQUITY		11,500,722
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	143,585,484


See accompanying notes to statement of financial condition


Tickrs Clearing, LLC
Notes to Statement of Financial Condition
For the fiscal year ended June30, 2025

1. Organization and Business

Tickrs Clearing LLC (the Company), formally known as Valuable Capital Securities LLC, is a limited liability company formed under the laws of the state of Delaware. On December 22, 2021, the Company was approved as a broker-dealer and as such is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company primarily provides retail brokerage of corporate debt and equity securities on an agency basis and is focused on bringing the U.S. market to a segment of overseas retail investors alongside its domestic clients.

The Company is a wholly owned subsidiary of Tickrs US Holdings, Inc. (the Parent).

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Cash and Cash Equivalents
The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less that are not segregated and on deposit for federal or regulatory purposes. Cash and cash equivalents include deposits with banks.

Restricted Cash
Restricted cash included in cash segregated under federal and other regulations on the statement of financial condition represents cash segregated or set aside to satisfy requirements under Rule 15c3-3 of the SEC. This cash is held within a special reserve bank account for the benefit of customers.

Securities Owned
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities Borrowed and Securities Loaned
Securities borrowed and securities loaned are recorded based upon the amount of cash advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed,

Tickrs Clearing, LLC
Notes to Statement of Financial Condition
For the fiscal year ended June30, 2025

or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained, or excess collateral recalled, when deemed appropriate. As of June 30, 2025, all collateral received or paid was in the form of cash.

Current Expected Credit Losses (CECL)
The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance-sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense. The Company did not have receivables related to contracts with customers for which an allowance for credit losses was necessary at June 30, 2025.

Receivables from customers
The Company's receivables from its brokerage customers include margin loans and accrued interest on these loans. Margin loans represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are fully collateralized by these securities in customer accounts. Collateral is maintained at required levels at all times. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes. The Company subjects the borrowers to an internal qualification process and an interview to align investing objectives, and monitors customer activity. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans. As of June 30, 2025 and June 30, 2024, the receivable from customers for margin loans, clearing and other ancillary fees was $135,075,701 and 48,734,718 respectively.

Deposit and Receivables from broker-dealers and clearing organizations
Pursuant to its clearing agreement with Velocity Clearing, LLC (Velocity), the Company affects all of its customers' securities transactions through Velocity on an omnibus basis. Customer money balances and securities are carried on the books of the Company. In accordance with the clearing agreement, the Company has agreed to indemnify Velocity for any losses which the clearing firms may sustain from carrying securities transactions introduced by the Company.

The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables, the Company's proprietary accounts, and cash deposits. The Company's trades and contracts are cleared through Velocity and settled daily between Velocity and the Company. Because of this daily settlement,

Tickrs Clearing, LLC
Notes to Statement of Financial Condition
For the fiscal year ended June30, 2025

the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time.

As of June 30, 2025 and June 30, 2024, the receivable from broker-dealers and clearing organizations was $451,739 and $567,803 respectively.

As of June 30, 2025 and June 30, 2024, the cash deposit at Velocity was $267,323 and $257,626 respectively.

Other receivables

Other receivables include stock loan fees and rebates earned by the Company, and pass-through reimbursables from customers. Fees and rebates are generally paid monthly. The Company continually reviews the credit quality of its counterparties.

As of June 30, 2025 and June 30, 2024, the other receivables balance was $2,521,303 and $154,425 respectively.

Leases

The Company recognizes and measures its leases in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 842, Leases. The Company is a lessee in a non-cancellable operating lease for office space with terms in excess of one year beginning March 1, 2023. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in future lease payments. The discount rate of our lease is not readily determinable and accordingly, the Company uses 8% for the lease. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The lease has a remaining term of less than one year. A renewal is currently under negotiation.

Segment Reporting

The Company reports its segment information in accordance with FASB ASC 280, Segment Reporting, as amended by the FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires all public entities, including those with a single reportable segment, to disclose additional information about a reportable segment's expenses in interim and annual periods, among other requirements.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions and agency transactions. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally,

Tickrs Clearing, LLC
Notes to Statement of Financial Condition
For the fiscal year ended June30, 2025

the CODM uses excess net capital (see Note 11), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make capital withdrawals. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the statement of financial condition as total assets.

3. Fair Value

Fair Value Hierarchy
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1*. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2*. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3*. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Tickrs Clearing, LLC
Notes to Statement of Financial Condition
For the fiscal year ended June30, 2025

Assets	Level 1	Level 2	Level 3
Securities owned	$ 41,500	$ -	$ -
	$ 41,500	$ -	$ -

4. Securities Loaned

The Company accounts for securities lending transactions in accordance with ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities," requiring companies to report disclosures of offsetting assets and liabilities. The Company does not combine securities borrowed and securities loaned and these items are presented separately on the statement of financial condition. The following table presents the contractual gross and net securities borrowing and lending balances, and the related offsetting amount as of June 30, 2025.

	Gross Amounts Recognized	Gross Amounts Offset in the Statement of Financial Condition (1)	Net Amounts Included in the Statement of Financial Condition	Amounts Not Offset in the Statement of Financial Condition but Eligible for Offsetting upon Counterparty Default (2)	Net Amounts
Securities loaned	$ 51,240,853	$ -	$ 51,240,853	$ 51,240,853	$ -

(1) Includes financial instruments subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred.

(2) Includes the amount of cash collateral held/posted.

As of June 30, 2025, total amount of securities loaned at fair value was $45,993,449.

5. Right-of-use Assets and Operating Lease Liability

In accordance with ASC 842, an operating right of use asset and operating lease liability were recorded at the commencement of the office space lease on March 1, 2023, based on the present value of the future lease payments using a discount rate of 8%. The initial term of the lease is for 3 years and expires on February 28, 2026. Total cost of the lease is $793,558. Total lease cost of $266,253 for the year is included in the Occupancy and Equipment line item on the Statement of Operations.

Tickrs Clearing, LLC
Notes to Statement of Financial Condition
For the fiscal year ended June30, 2025

Future maturities of the operating lease liability are as follows:

Year		
2025 (6 months)	$	136,847
2026 (2 months)		45,616
Total remaining undiscounted cash payment		182,463
Less: Present value discount		(4,173)
Operating lease liability	$	178,290

6. Furniture and Equipment, Net

Furniture and equipment are stated at cost at the date of purchase. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The useful lives of all furniture and equipment are set to 5 years.

		June 30, 2025
Furniture and equipment	$	218,644
Less: accumulated depreciation		(133,343)
Furniture and equipment, net	$	85,301

7. Leasehold Improvements, Net

Leasehold improvements are stated at cost at the date of purchase or installation. Amortization is calculated using the straight-line method over the term of the lease, which commenced on March 1, 2023, and expires on February 28, 2026.

		June 30, 2025
Leasehold improvements	$	23,569
Less: accumulated amortization		(16,628)
Leasehold improvements, net	$	6,941

8. Related-Party Transactions

In March 2023 and April 2023, the Company and its affiliates Tickrs Advisors, LLC (TA) and Value Tech, LLC (VT) entered into sublease agreements whereby TA, and VT each pays rent to the Company for spaces occupied within the Company's office. The agreements between the Company and both affiliates were terminated in December 2024. As of June 30, 2025, $0 was receivable from the affiliates.

Tickrs Clearing, LLC
Notes to Statement of Financial Condition
For the fiscal year ended June30, 2025

In February 2023, the Company and VT entered into a master service agreement whereby VT supplies development work as well as technical software application services to the Company. As of June 30, 2025, $0 was payable by the Company to VT.

In March 2023, the Company and its Parent entered into an expense sharing agreement whereby the parties agree to reimburse each other for expenses incurred by one party and paid for by the other party. As of June 30, 2025, $0 was payable by the Company to the Parent and $0 was receivable by the Company from the Parent.

9. Concentrations of Credit Risk

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission (FDIC) up to $250,000, or the SIPC up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts.

The Company affects all trading activities through a clearing arrangement with Velocity. The Company also entered into securities loan agreements with Muriel Siebert & Co. (Siebert), South Street Securities (South Street) and Curvature Securities (Curvature). The customers' or the counterparties' inability to fulfill their contractual obligations may expose the Company to credit risk. The Company may be required to complete transactions at prevailing market prices should such events happen. Additionally, the Company may be responsible for any damages or losses sustained by the clearing organizations because of such events. The Company's exposure can be directly impacted by volatility of securities markets. The Company has not suffered any loss related to this credit risk and seeks to manage its risk through a variety of reporting and control procedures to monitor customer activities.

At June 30, 2025, one customer accounted for 96% of accounts receivable.

At June 30, 2025, two vendors accounted for 61% of accounts payable.

10. Capital and Liquidity

The Company has sufficient liquidity to meet its anticipated obligations over the next year from the date of issuance of these financial statements. In connection with the Company's assessment of going concern considerations, management has determined that the Company also has access to funding from a secured line of credit with BMO and the Parent through a revolving line of credit.

During the twelve months ended June 30, 2025, the Parent withdrew a total of $1,500,000 from the Company.

The Company has not used the BMO secured line of credit and $0 was payable to the line as of June 30, 2025.

Tickrs Clearing, LLC
Notes to Statement of Financial Condition
For the fiscal year ended June30, 2025

11. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain minimum net capital of not less than 2% of aggregate debit items arising from customer transactions or $250,000, whichever is greater. Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if resulting net capital is less than 5% of aggregate debit items.   Net capital changes day to day. At June 30, 2025, the Company had net capital of $11,232,786 which exceeded the required net capital of $2,701,514 by $8,531,272. The Company's ratio of net capital to aggregate debits was 0.0832 to 1.

The Company holds customers' cash or securities. Therefore, it is subject to SEC Rule 15c3-3 under the Securities Exchange Act of 1934. At June 30, 2025, the Company maintained a customer reserve deposit of $538,982 and a PAB reserve deposit of $102,662. On July 1, 2025, there were cash deposits of $500,000 and $50,000 into customer reserve account and PAB reserve account respectively.

12. Commitments and Contingencies

During the normal course of its operations, the Company may incur additional liabilities due to existing conditions, situations, legal claims, regulatory matters, or circumstances involving uncertainty as to possible loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. The Company does not have any commitments, contingencies, and guarantees to report as of the fiscal year ended June 30, 2025.

13. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard

Tickrs Clearing, LLC
Notes to Statement of Financial Condition
For the fiscal year ended June30, 2025

indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

14. Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

15. Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statement. The evaluation was performed through August 28, 2025, the

Tickrs Clearing, LLC
Notes to Statement of Financial Condition
For the fiscal year ended June30, 2025

date the financial statement was available to be issued. During the period, the Company made two capital withdrawals totaling $1,500,000. There were no other events that occurred that would require disclosure in this report or would be required to be recognized in the statement of financial condition as of June 30, 2025.